SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING – 37TH FLOOR

12-32, AKASAKA 1-CHOME

MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202	E-MAIL ADDRESS
tsaito@stblaw.com

February 14, 2012

BY EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated February 3, 2012 to Mizuho Financial Group, Inc.

Dear Ms. Hayes:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (“Mizuho,” which term shall include its consolidated subsidiaries, as the context may require), in response to your letter, dated February 3, 2012, addressed to Mr. Yasuhiro Sato, as Chief Executive Officer of Mizuho, requesting information regarding Mizuho’s annual report on Form 20-F for the fiscal year ended March 31, 2011. In that letter, you asked that Mizuho respond to the comments within 10 business days or advise the staff when it will respond. We respectfully advise the staff that Mizuho does not expect to be in a position to respond within the 10 business day period, as it continues to work on its response. We anticipate that Mizuho will require additional time in order to respond fully to your letter and we expect to respond no later than March 5, 2012.

If you have any questions, please do not hesitate to contact, by fax (fax: +81-3-5562-6202) or by email (tsaito@stblaw.com), the undersigned.

Very truly yours,

/s/ Takahiro Saito

Takahiro Saito

cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato